Filed Pursuant to Rule 253(g)(2)

File No. 024-11135

NICO ECHO PARK, BENEFIT CORP.

SUPPLEMENT NO. 3. DATED FEBRUARY 26, 2021

TO THE OFFERING CIRCULAR DATED MARCH 30, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of Nico Echo Park, Benefit Corp. (the “Company”, “we”, “our”), dated March 30, 2020 and filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on March 30, 2020, as it may be supplemented from time to time. Unless otherwise defined in this supplement, capitalized terms used in this supplement have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	provide a snapshot and preliminary analysis of certain operating results related to the occupancy and collections of the Company’s properties during calendar year 2020 and through January 31, 2021 and to provide guidance on scheduled reporting and key dates for 2021.

Occupancy, Collections, and Nico’s Rent Assistance Program

As previously disclosed, on April 9, 2020, we implemented the first phase of our Rent Assistance Program (the “RAP”), which allowed residents and commercial tenants who were experiencing hardship related to the COVID-19 pandemic the ability to utilize up to 100% of their security deposit towards unpaid rent, with no obligation to replenish the deposit at a later date. The RAP was later expanded (before the May 1, 2020 rent period) to include the ability for residents and commercial tenants who were experiencing hardship related to the COVID-19 pandemic to request cash assistance in the form of a grant for rent from our Sponsor once their full security deposit had been applied towards unpaid rent.

Between April 9, 2020 and August 31, 2020 (the “RAP Period”), thirty-one of our tenants (including both our residents and commercial tenants) applied a total of $53,351 in security deposits towards rent owing to us. During the same period our Sponsor provided grants to twenty-four of our tenants (including both our residents and commercial tenants) totaling $108,973. While we and our Sponsor reduced the use of the RAP beginning in September 1, 2020, we continue to collect some rent in the “Covid-19 after RAP Period” discussed below.

In this filing we are providing selected operating metrics related to occupancy and collections, each of which are broken out into three (3) time periods:

1.	January 1, 2020 through December 31, 2020 (the “2020 Period”)
2.	April 1, 2020 through January 31, 2021(the “Covid-19 Period”)
3.	September 1, 2020 through January 31, 2021 (the “Covid-19 after RAP Period”)

Portfolio Occupancy and Collections during the 2020 Period

•	Portfolio occupancy was 94.0%.
•	We collected 84.5% of our collectable rent[1] as cash, with an additional 10.0% of collectable rent being paid through the RAP, 3.4% remaining unpaid as of the end of the 2020 Period, and the remaining 2.1% being waived, written off, or pending receipt through an external municipal rent assistance program.

Portfolio Occupancy and Collections during the Covid-19 Period

•	Portfolio occupancy was 94.4%.

1 “Collectable rent” is contractual rent as stated in the lease without modification for agreed upon waivers, abatements, negotiated reductions.

•	We collected 80.9% of our collectable rent as cash, with an additional 12.0% of collectable rent being paid through the RAP, 5.2% remaining unpaid as of the end of the Covid-19 Period, and the remaining 1.9% being waived, written off, or pending receipt through an external municipal rent assistance program.

Portfolio Occupancy and Collections during the Covid-19 after RAP Period

•	Portfolio occupancy was 93.1%.
•	We collected 88.0% of our collectable rent as cash, with an additional 0.1% of collectable rent being paid through the RAP, 10.1% remaining unpaid as of the end of the Covid-19 after RAP Period, and the remaining 1.8% being waived, written off, or pending receipt through an external municipal rent assistance program.

Overall, we are pleased with the fundamental performance of the properties in our portfolio given the challenging operating environment as a result of the Covid-19 emergency. The RAP has been a significant stabilizer of our overall collections since April 2020, and we are pleased with both the financial impact of this program (limiting outstanding rent owing to the Company to 3.4% of collectable rent as of December 31, 2020) and the positive impact on Neighborhood Diversity and Stability, one of our five (5) social and environmental focus areas. A more detailed analysis of the non-financial impact of the RAP will be provided in our upcoming Annual Impact Report.

While the balance of rent owing to the Company has increased since the use of the RAP was reduced at the end of August 2020, the percentage of collectable rent that we are receiving in cash payments has also increased by 3.5% (relative to the 2020 Period) to 88.0%.

Key Company Dates for 2021

1.	Publication of our Annual Impact Report concerning our social and environmental performance – on or before March 31, 2021
2.	Filing of our year-end financial report (Form 1-A) – on or before April 30, 2021
3.	Filing of our semi-annual financial report (Form 1-SA) – on or before September 28, 2021
4.	Publication of current NAV per share (share price/value) after the expiration of our initial 1-year period during which the share price/value is fixed at $10.00/share – on or before March 31, 2021, and quarterly thereafter
5.	Our annual meeting – expected to be scheduled for some time in July to September 2021.